BIOANALYTICAL SYSTEMS, INC.
2701 Kent Avenue
West Lafayette, Indiana 47906

May 5, 2011
VIA EDGAR AND FACSIMILE

Mr. John L. Krug
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Acceleration Request of Bioanalytical Systems, Inc., Registration Statement on Form S-1 originally filed on February 28, 2011 (File No. 333-172508) (the "Registration Statement")

Ladies and Gentlemen:

Bioanalytical Systems, Inc. (the "Company") hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M. Eastern time on Thursday, May 5, 2011, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)
Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We also hereby acknowledge that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to any proposed public offering of securities pursuant to the Registration Statement.

Very truly yours,

BIOANALYTICAL SYSTEMS, INC.

By:	/s/ Michael R. Cox
Michael R. Cox, Vice President-Finance, Chief Financial and Administrative Officer and Treasurer